ARTIVA BIOTHERAPEUTICS, INC.

5505 Morehouse Drive, Suite 100

San Diego CA 92121

August 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Artiva Biotherapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-289325)

Filed: August 6, 2025

Request for Acceleration of Effective Date

Dear Mr. Buchmiller,

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-289325) (the “Registration Statement”) to become effective on August 15, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Carlos Ramirez and Christine S. Kim of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Carlos Ramirez of Cooley LLP at (858) 550-6157 or cramirez@cooley.com, or in his absence, Christine S. Kim at (858) 550-6110 or cskim@cooley.com.

Very truly yours,

Artiva Biotherapeutics, Inc.

By:	/s/ Fred Aslan, M.D.
Fred Aslan, M.D.
President and Chief Executive Officer

cc:	Neha Krishnamohan, Artiva Biotherapeutics, Inc.
Jennifer Bush, Artiva Biotherapeutics, Inc.
Andrew Cronauer, Artiva Biotherapeutics, Inc.
Carlos Ramirez, Cooley LLP
Christine S. Kim, Cooley LLP